UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-34867
CUSIP NUMBER 91324T 203

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNITEK GLOBAL SERVICES, INC.
Full Name of Registrant

Former Name if Applicable

1777 SENTRY PARKWAY WEST
Address of Principal Executive Office (Street and Number)

BLUE BELL, PENNSYLVANIA 19422
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the matters set forth below, UniTek Global Services, Inc. (the “Company”) continues to experience delays in completing the preparation of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other components of its Annual and Quarterly Reports on Form 10-Q and 10-K due to its ongoing process of preparing restated financial statements.  As a result, it was not able to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2013 within the prescribed time period.

As previously reported, on March 27, 2013, the Company filed a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (“SEC”) to disclose that it had experienced delays in completing the preparation of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other components of its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) due to its Audit Committee’s ongoing review of certain accounting issues regarding revenue recognition at its Pinnacle Wireless division.  On April 12, 2013, the Company filed a Current Report on Form 8-K with the SEC in which it reported additional information regarding the accounting issues.  The Company is currently working to prepare and file restated consolidated financial statements as of and for the interim periods ended March 31, 2012, June 30, 2012 and September 29, 2012 (the “2012 Fiscal Quarters”), the interim period ended October 1, 2011 and the fiscal year ended December 31, 2011, as well as its consolidated financial statements for the year ended December 31, 2012.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kathy McCarthy	(267)	464-1700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	As set forth in Part III above, the Company’s Form 10-K for the fiscal year ended December 31, 2012 has not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the ongoing process of resolving the accounting issues and preparing restated financial statements described above in Part III has been completed, the Company is not able to estimate the impact the results of that process will have on its revenues, results of operations and financial position to be reported for the periods to be restated or the quarter ended March 30, 2013.

UNITEK GLOBAL SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2013	By	/s/ Kathy McCarthy
Kathy McCarthy
General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).